# Ecolution Power Company



# ANNUAL REPORT

251 Little Falls Dr.

Wilmington, DE 19808

(239) 227-7032

https://www.ecolutionpower.com/

This Annual Report is dated April 30, 2024.

## BUSINESS

Since our founding in 2016, Ecolution Power Company's ("Ecolution" or the "Company") innovative entrepreneurs have focused on capturing and harvesting wasted kinetic energy from moving vehicles. Our goal is to create the world's largest decentralized power grid and help move smart cities and the transportation industry toward a net-zero carbon footprint. With our proprietary, patented Module Active Response System (MARS), our technology can enable heavy-duty trailers, freight, and light rail trains, and subway cars to generate clean, sustainable, and cost-effective clean energy while these vehicles are in motion. Harnessing Kinetic energy from moving transportation is the alternative energy solution the world has long been waiting for.

The reason we exist is to make transport a practical, profitable solution to the generation of clean energy. By turning every train and truck/trailer into a mobile power station for clean energy. By applying our 'MARS' discovery to recoup much of the kinetic energy from every journey and take power to where it's needed.

Our planned business model allows us to either license our technology or sell energy; to sell kWh just like any other power company does today. We have three anticipated product categories: low-energy platform, medium-energy platform, and high-energy platform.

Related Corporate Entity

The Company is the operating entity for the development and commercial exploitation of certain proprietary technology owned by Ecolution kWh, LLC, formed in Delaware on May 15th, 2020 ("the LLC"). The LLC was formed solely for the purpose of developing and holding the proprietary technology and is principally owned and managed by the Company's CEO and Board Director, Johanne Gabriel Medina Then. The Company has a 2020 worldwide, perpetual license to commercially exploit the technology.

The Company's Licensed IP

The IP the Company utilizes includes a total of seven patents, four in the U.S., one in China, one in Russia, and one in Nigeria.

The global patent categories are as follows: Module Active Response System (MARS), Supplemental Generation of Energy in Vehicles (Anti-Slip), Magnetic Module Active Response System, and Supplemental Energy Generation and Storage for Trains.

The MARS patent has been awarded four patents to date, three in the US and one in China. Patents are currently pending in Japan, Korea, and Germany.

The Supplemental Generation of Energy in Vehicles (Anti-Slip) PCT provisional filing was completed on December 2022. PCT filings consist of pending patents in the US, South Africa, ARIPO, Nigeria, EUIPO, United Kingdom, India, Russian Federation, Japan, Korea, China, Canada, Australia, United Arab Emirates, Brazel, Indonesia, Mexico, Saudi Arabia.

The Magnetic Module Active Response System PCT provisional filing was completed on January 2023. PCT filings consist of pending patents in the US, South Africa, ARIPO, Nigeria, EUIPO, United Kingdom, India, Russian Federation, Japan, Korea, China, Canada, Australia, United Arab Emirates, Brazel, Indonesia, Mexico, Saudi Arabia.

The Supplemental Energy Generation and Storage for Trains PCT filing was completed on September 2020. By November 2020 we received the first positive opinion from PCT that all 21 claims pertaining to power generation in moving trains were to be granted. So far, the United States, Russia and Nigeria have granted the patents. We opted to extend the South Africa issuance for strategic reasons. Patents are pending in ARIPO, EUIPO, United Kingdom, India, Japan, Korea, China, Canada, Australia, United Arab Emirates, Brazil, Indonesia, Mexico, Saudi Arabia, and Hong Kong.

**Previous Offerings**

Name: Class A Common Stock - Bouchard 10S LLC

Type of security sold: Equity

Final amount sold: $2.55

Number of Securities Sold: 918,551

Use of proceeds: Founding Shares

Date: July 14, 2020

Offering exemption relied upon: Founder shares

Name: Common Class A Stock - Melva LLC

Type of security sold: Equity

Final amount sold: $3.00

Number of Securities Sold: 1,082,772

Use of proceeds: Founding Shares

Date: July 14, 2020

Offering exemption relied upon: Founding shares

Name: Common Class A Stock - Ignito Enterprises LLC

Type of security sold: Equity

Final amount sold: $2.61

Number of Securities Sold: 940,207

Use of proceeds: Founding shares

Date: July 14, 2020

Offering exemption relied upon: Founding shares

Name: Class A Common Stock - Luis De Los Santos

Type of security sold: Equity

Final amount sold: $0.10

Number of Securities Sold: 36,092

Use of proceeds: Founding shares

Date: July 14, 2020

Offering exemption relied upon: Founding shares

Name: Class A Common Stock - Angel Lockward

Type of security sold: Equity

Final amount sold: $0.50

Number of Securities Sold: 180,462

Use of proceeds: Founding shares

Date: July 14, 2020

Offering exemption relied upon: Founding shares

Name: Class A Common Stock - Ray Cahnman

Type of security sold: Equity

Final amount sold: $0.20

Number of Securities Sold: 72,185

Use of proceeds: Inital shares

Date: August 24, 2020

Offering exemption relied upon: Initial shares

Name: Class A Common Stock - James B. Stucker

Type of security sold: Equity

Final amount sold: $0.04

Number of Securities Sold: 12,632

Use of proceeds: Initial shares

Date: August 19, 2020

Offering exemption relied upon: Initial shares

Name: Class A Common Stock - Courtney Stucker

Type of security sold: Equity

Final amount sold: $0.04

Number of Securities Sold: 12,632

Use of proceeds: Initial shares

Date: August 28, 2020

Offering exemption relied upon: Initial shares

Name: Class A Common Stock - Robert J. Stucker

Type of security sold: Equity

Final amount sold: $0.03

Number of Securities Sold: 10,828

Use of proceeds: Initial shares

Date: August 24, 2020

Offering exemption relied upon: Initial shares

Name: Class B Common Stock - 1045 West Hill

Type of security sold: Equity

Final amount sold: $0.20

Number of Securities Sold: 72,185

Use of proceeds: Initial shares

Date: August 24, 2020

Offering exemption relied upon: Initial shares

Name: Class B Common Stock - JCS Investment

Type of security sold: Equity

Final amount sold: $0.08

Number of Securities Sold: 7,218

Use of proceeds: n/a

Date: December 23, 2021

Offering exemption relied upon: n/a

Name: Class B Common Stock - William Farley

Type of security sold: Equity

Final amount sold: $0.10

Number of Securities Sold: 36,092

Use of proceeds: n/a

Date: August 04, 2020

Offering exemption relied upon: n/a

Name: Class B Common Stock - Jack Greenberg

Type of security sold: Equity

Final amount sold: $0.10

Number of Securities Sold: 36,092

Use of proceeds: n/a

Date: August 04, 2020

Offering exemption relied upon: n/a

Name: Class B Common Stock - Ernest Matsuo Higa

Type of security sold: Equity

Final amount sold: $0.10

Number of Securities Sold: 36,092

Use of proceeds: n/a

Date: August 04, 2020

Offering exemption relied upon: n/a

Name: Class B Common Stock - Randolph Read

Type of security sold: Equity

Final amount sold: $0.20

Number of Securities Sold: 72,185

Use of proceeds: n/a

Date: August 04, 2020

Offering exemption relied upon: n/a

Name: Class B Common Stock - Richard Giromini

Type of security sold: Equity

Final amount sold: $0.10

Number of Securities Sold: 36,092

Use of proceeds: n/a

Date: September 14, 2020

Offering exemption relied upon: n/a

Name: Class B Common Stock - Juan Macchiavelli

Type of security sold: Equity

Final amount sold: $0.03

Number of Securities Sold: 9,023

Use of proceeds: n/a

Date: August 05, 2020

Offering exemption relied upon: n/a

Name: Class B Common Stock - Ali Shahkamrani

Type of security sold: Equity

Final amount sold: $0.03

Number of Securities Sold: 9,023

Use of proceeds: n/a

Date: August 25, 2020

Offering exemption relied upon: n/a

Name: Class B Common Stock - BVG Fund One LP

Type of security sold: Equity

Final amount sold: $7.60

Number of Securities Sold: 68,576

Use of proceeds: n/a

Date: December 03, 2021

Offering exemption relied upon: n/a

Name: Class B Common Stock - BVG Fund One LP

Type of security sold: Equity

Final amount sold: $4.80

Number of Securities Sold: 43,311

Use of proceeds: n/a

Date: May 15, 2022

Offering exemption relied upon: n/a

Name: Class B Common Stock - BVG Fund One LP

Type of security sold: Equity

Final amount sold: $2.80

Number of Securities Sold: 25,265

Use of proceeds: n/a

Date: October 06, 2022

Offering exemption relied upon: n/a

Name: Class B Common Stock - BVG Fund One LP

Type of security sold: Equity

Final amount sold: $3.60

Number of Securities Sold: 32,483

Use of proceeds: n/a

Date: July 10, 2023

Offering exemption relied upon: n/a

Name: Class C Common Stock - JCS Investment, LLC

Type of security sold: Equity

Final amount sold: $200,000.00

Number of Securities Sold: 62,500

Use of proceeds: n/a

Date: July 25, 2023

Offering exemption relied upon: n/a

Name: Class A Common Stock - Brown Venture Group Fund One LP

Type of security sold: Equity

Final amount sold: $2,000,000.00

Number of Securities Sold: 625,000

Use of proceeds: n/a

Date: July 25, 2023

Offering exemption relied upon: n/a

Name: Class C Common Stock - Paragon PR

Type of security sold: Equity

Final amount sold: $517,500.00

Number of Securities Sold: 161,718

Use of proceeds: n/a

Date: July 25, 2023

Offering exemption relied upon: n/a

Name: Class C Common Stock - Paragon PR

Type of security sold: Equity

Final amount sold: $45,000.00

Number of Securities Sold: 14,061

Use of proceeds: n/a

Date: October 21, 2023

Offering exemption relied upon: n/a

Name: Class C Common Stock - Startengine Investors Shares

Type of security sold: Equity

Final amount sold: $599,748.00

Number of Securities Sold: 149,937

Use of proceeds: n/a

Date: October 24, 2023

Offering exemption relied upon: n/a

Name: Class C Common Stock - Startengine Investors Bonus Shares

Type of security sold: Equity

Final amount sold: $0.0000

Number of Securities Sold: 32,341

Use of proceeds: n/a

Date: October 24, 2023

Offering exemption relied upon: n/a

Name: Class C Common Stock - Startengine Capital LLC

Type of security sold: Equity

Final amount sold: $0.0000

Number of Securities Sold: 4,497

Use of proceeds: n/a

Date: October 24, 2023

Offering exemption relied upon: n/a

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2023 Compared to 2022**

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

The Company is currently pre-revenue so fiscal years 2022 and 2023 resulted in $0 revenue.
Cost of sales

The Company has no cost of sales.

Gross margins

The Company has no gross margins.

Operating Expenses

The Company's expenses encompass various components, marketing expenses, general and administrative expenses, research and development expenses.

There was a decrease by $180,277 in total operating expenses from $1,247,404 in 2022 to $1,067,127 in 2023. R&D expense was down $197,628. This is due to limited R&D budget that only allowed work to be done between January and April 2023. The budget was used to complete the first trailer prototype.

Advertising and Marketing there was an increase of $72,019, up from $206,657 in 2022 to $278,676 in 2023. This is due to crowdfunding marketing related expenses and the hiring of independent consultant to assist in building our next financing round packaging.

General and Administrative expenses decreased by $51,658, down from $627,193 in 2022 to $575,535 in 2023. Also, about $80,153 was capitalized to intangibles for patents and IP filings. About $44,236 was spent in travel expenses between January and May for the trailer prototype buildout and road testing in Greenville, SC.

Payroll and Health Insurance was about $390,980 for the three company principals.

Other Expenses

Financing cost was $204,866 and this is directly related to the cost of the Crowdfunding (CF) financing round in StartEngine.

It is important to note that during our early-stage development, our operational expenses serve as a representation of what investors should anticipate as we continue to grow our company. We remain dedicated to optimizing our expenditure and achieving sustainable growth in the future.

Historical results and cash flows:

Historical Results & Cash Flows

Net cash used in operating activities witnessed an increase of approximately $127,232 from 2022 to 2023. This rise can primarily be attributed to various factors, including higher marketing expenses, fees for professional services and patents, research and development costs, and elevated travel expenses. These operational expenditures reflect our commitment to driving growth and innovation within the Company.

Furthermore, net cash used in investing activities decreased by approximately $34,965 during the same period. This increase primarily stems from the capitalization of existing and newly filed global patent applications, which underscores our dedication to protecting our intellectual property. As of now, the Company has been granted seven patents, with an additional six patents expected to issue in 2023 in South Africa, Saudi Arabia, Canada, Australia, Germany and Japan. Of the current seven patent issued, two were issued in the USA in March 2023; we received our first train patent in the United States on March 26th, 2023.

In terms of net cash provided by financing activities, there was an increase of approximately $146,564. This surge can be attributed to our lead investor, who injected $400,000 in capital into the Company through the sale of equity in the form of Simple Agreements for Future Equity (SAFEs). Additionally, between July 25th, 2023, and October 24th, 2023, we raised a total of $599,733 in the Crowdfunding Campaign in StartEngine.

Notably, our lead investor funded an additional SAFE of $400,000 in 2023. Additionally, BVG signed a term sheet in 2020 to fund the Company up to $3,000,000. So far, BVG has funded $2,000,000.

As we move forward, the Company will continue to pursue additional capital raises to support the scaling of our operations and fuel our growth trajectory.

**Liquidity and Capital Resources**

At December 31, 2023, the Company had cash of $311,311.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Note Payable To the Executive Chairman

Amount Owed: $83,564

Interest Rate: 4.0%

Maturity Date: December 31, 2026

These notes are not secured; however, they have a default rate equal to the interest rate plus 5%. The total ending principal balance of these notes was $71,562 with accrued interest totaling $12,002 as of December 31, 2023.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Johanne Gabriel Medina Then

Johanne Gabriel Medina Then's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Principal Accounting Officer, and Board Director

Dates of Service: April, 2020 - Present

Responsibilities: My role as the CEO is to execute the vision and strategy for the company. Currently takes a salary of $96,000 per year.

Name: Johnny Then-Gautier

Johnny Then-Gautier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer, Board Director

Dates of Service: April, 2020 - Present

Responsibilities: Lead the efforts to continue to develop the technology and filing new patents for existing and new technologies as well as leading the engineering teams to develop our MARS technology. Currently takes a salary of $96,000 per year.

Name: Craig T. Bouchard

Craig T. Bouchard's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Executive Chairman of the Board of Directors

Dates of Service: June, 2020 - Present

Responsibilities: Board Member and actively involved in finance and strategy. Currently takes a salary of $96,000 per year.

Other business experience in the past three years:

Employer: The Space Railway Corporation

Title: Co-Chariman of the Board

Dates of Service: May, 2022 - Present

Responsibilities: Co-Chariman of the Board.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Bouchard 10S LLC (100% Owned and Managed by Craig Bouchard)

Amount and nature of Beneficial ownership: 918,551

Percent of class: 23.60


Title of class: Class A Common Stock

Stockholder Name: Melva LLC (100% Owned and Managed by Johnny Then-Gautier)

Amount and nature of Beneficial ownership: 1,082,772

Percent of class: 27.83


Title of class: Class A Common Stock

Stockholder Name: Ignito Enterprises LLC (100% Owned and Managed by Johanne G. Medina Then)

Amount and nature of Beneficial ownership: 940,207

Percent of class: 24.16


Title of class: Class A Common Stock

Stockholder Name: Brown Venture Group Fund One LP

Amount and nature of Beneficial ownership: 940,207

Percent of class: 16.06

## RELATED PARTY TRANSACTIONS

Name of Entity: Craig T. Bouchard

Relationship to Company: Director

Nature / amount of interest in the transaction: Mr. Bouchard provided a loan to the Company for $101,562.41. There are three promissory notes: Promissory Note 1 on 7/1/2020 for $75,562.41, Promissory Note 2 on 11/02/2020 for $25,000.00 and Promissory Note 3 on 7/06/2021 for $1,000.00.

Material Terms: In June 2020, the Company's Board determined that it would be in the Company's best interest to borrow money from its Chairman up to $150,000. In 2020 and 2021, the Company entered into 3 promissory note agreements with the Chairman for a total principal amount of $101,562 with interest rates of 4% and maturity dates in December 2026. These notes are not secured; however, they have a default rate equal to the interest rate plus 5%. The total ending principal balance of these notes was $71,562 with accrued interest totaling $12,002 as of December 31, 2023.

## OUR SECURITIES

Class A Common Stock

The amount of security authorized is 3,900,000 with a total of 3,891,361 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.


Class B Common Stock

The amount of security authorized is 509,000 with a total of 483,637 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.


Class C Common Stock

The amount of security authorized is 650,000 with a total of 425,054 outstanding.

Voting Rights

There are no voting rights associated with Class C Common Stock.

Material Rights

There are no material rights associated with Class C Common Stock.

## What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to retain an illiquid investment indefinitely. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class C Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are few established markets for these securities and there may never be one that can facilitate the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the clean energy technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, obtaining credit on favorable terms is still a difficult environment. If we cannot obtain credit when needed, we could be forced to raise additional equity capital, modify our growth plans, or take other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, adding more investors would decrease your ownership percentage. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, our intellectual property could be the only asset remaining to generate a return on your investment. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our MARS Trailer. Delays or cost overruns in the development of our MARS technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Class C Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities ECOLUTION POWER COMPANY was formed on JUNE 9TH, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ECOLUTION POWER COMPANY has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have not yet generated any profits ECOLUTION POWER COMPANY was formed on JUNE 9TH 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ECOLUTION POWER COMPANY has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns five (4) patents, one (1) trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we cannot attract, hire and retain the right talent or make too many hiring mistakes, our business will likely suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on outside government regulations such as the DOT (Department of Transportation, FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the Company's best interest. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company has a Convertible Security outstanding that will be triggered by the launch of the offering and will convert while the offering is live. The Company has Simple Agreements for Future Equity (SAFEs) held by JCS Investment and Paragon PR currently outstanding for a total of $717,000. The trigger for this convertible note is the next round of equity financing and will subsequently be triggered when this Regulation Crowdfunding offering opens and is available for investment. This means that these SAFEs will convert to Class C Common Stock shares of the Company and there will be additional dilution of your investment. Please refer to the Company Securities section of the offering materials for further details about the terms of the note and the Dilution notification section of this Offering Memorandum. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2024.

**Ecolution Power Company**

By   /s/ *Johanne Gabriel Medina Then*

      Name: <u>Ecolution Power Company</u>

      Title:   Chief Executive Officer

Exhibit A

**FINANCIAL STATEMENTS**



**Ecolution Power Company** (the "Company") a Delaware Corporation

Consolidated Financial Statements (audited) and
CEO Certified Report

Year ended December 31, 2023

# CEO CERTIFIED REPORT

I, Johanne Gabriel Medina Then, the Chief Executive Officer of Ecolution Power Company hereby certify that the financial statements of Ecolution Power Company and notes thereto for the periods ending December 31, 2023, and December 31, 2023, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Ecolution has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 9th, 2024.



_____
Chief Executive Officer

April 9th, 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**INDEPENDENT AUDITOR'S REPORT**

To Management
Ecolution Power Company, Inc.

We have audited the accompanying consolidated statement of financial position of Ecolution Power Company, Inc. as of December 31, 2022, and the related consolidated income statement, statement of changes in stockholder's equity, and statement of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

**Opinion**

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of The Ecolution Power Company, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

**Going Concern**

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 10, 2024
Vincenzo Mongio

**Consolidated Statement of Financial Position**
**Unaudited**

| | | As of December 31, | | |
|---|---|---|---|---|
| | | **2023** | | **2022** |
| ASSETS | | | | |
| Current Assets | | | | |
| Cash and Cash Equivalents | $ | 345,317 | $ | 394,114 |
| Prepaid Expenses | | 10,234 | | 43,515 |
| Other Current Assets | | 5,100 | | 19,504 |
| Total Current Assets | $ | 360,651 | $ | 457,133 |
| Non-Current Assets | | | | |
| Intangible Assets: Website and Patents, net of Accumulated Amortization | | 232,942 | | 164,906 |
| Total Non-Current Assets | $ | 232,942 | $ | 164,906 |
| TOTAL ASSETS | $ | 593,593 | $ | 622,039 |
| | | | | |
| LIABILITIES AND SHAREHOLDER'S DEFICIT | | | | |
| Liabilities | | | | |
| Current Liabilities | | | | |
| Account Payable | | 81,305 | | 129,953 |
| Total Current Liabilities | $ | 81,305 | $ | 129,953 |
| Long-term Liabilities | | | | |
| Notes Payable - Related Party | | 83,564 | | 80,702 |
| Total Long-Term Liabilities | $ | 83,564 | $ | 80,702 |
| TOTAL LIABILITIES | $ | 164,870 | $ | 210,655 |
| SHAREHOLDERS' DEFICIT | | | | |
| Common Class A Stock, par value $0.0001; 3,900,000 shares authorized; 3,891,361 issued and outstanding, as of October 24th 2023 | $ | 63 | $ | 18 |
| Common Class B Stock, par value $0.0001; 509,000 shares authorized; 483,637 issued and outstanding, as of October 24th 2023 | | - | | - |
| Common Class C Stock, par value $0.0001; 650,000 shares authorized; 425,054 issued and outstanding, as of October 24th 2023 | | 43 | | - |
| Common Stock Subscription Receivable | | (18) | | (18) |
| Additional Paid in Capital | | 3,659,513 | | 150,000 |
| Future Equity Obligations (SAFE Notes) | | - | | 2,212,500 |
| Accumulated Deficit | | (3,230,877) | | (1,951,116) |
| Total Shareholders' Deficit | $ | 428,723 | $ | 411,384 |
| TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT | $ | 593,593 | $ | 622,039 |

## Consolidated Income Statement
## Unaudited

| | | As of December 31, | | |
| --- | --- | --- | --- | --- |
| | | **2023** | | **2022** |
| Revenue | $ | - | $ | - |
| Cost of Revenue | | - | | - |
| Gross Profit | $ | - | $ | - |
| Operating Expenses | | | | |
| Advertising and Marketing | $ | 278,676 | $ | 206,657 |
| General and Administrative | | 575,535 | | 627,193 |
| Research and Development | | 210,803 | | 408,431 |
| Amortization | | 2,112 | | 5,123 |
| Total Operating Expenses | $ | 1,067,127 | $ | 1,247,404 |
| Operating Income/(Loss) | $ | (1,067,127) | $ | (1,247,404) |
| Other Expenses | | | | |
| Financing Cost | $ | 204,866 | $ | - |
| Depreciation | | 4,906 | | - |
| Interest Expense | | 2,863 | | 3,398 |
| Total Other Expense | $ | 212,635 | $ | 3,398 |
| Net Income/(Loss) | $ | (1,279,761) | $ | (1,250,802) |
| Earnings Per Share (EPS) | $ | (0.31) | $ | |

## Consolidated Statement of Cash Flows
### Unaudited

| | | As of December 31, | |
|---|---|---|---|
| OPERATING ACTIVITIES | | 2023 | 2022 |
| Net Income/(Loss) | $ | (1,279,761) $ | (1,250,802) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | | |
| Accounts Receivable (A/R) | $ | (34,006) $ | - |
| Accruals | | | |
| Depreciation | | 4,906 | - |
| Amortization | | 2,112 | 5,123 |
| Accounts Payable | | (62,585) | 49,967 |
| Prepaid Expenses | | 41,719 | 43,212 |
| Other Current Assets | | 28,378 | (19,505) |
| Total Asjustments to reconcile Net Income to Net Cash provided by operations: | $ | (19,476) $ | 78,797 |
| Net Cash provided by (used in) Operating Activities | $ | (1,299,237) $ | (1,172,005) |
| INVESTING ACTIVITIES | | | |
| Intangible Assets | | (83,529) | (118,494) |
| Net Cash provided by (used by) Investing Activities | $ | (83,529) $ | (118,494) |
| FINANCING ACTIVITIES | | | |
| Additional Paid In Capital | $ | 3,509,495 $ | - |
| Common Stock | | 105 | - |
| Future Equity Obligations (SAFE Notes Conversion to Common Stock) | | (2,212,500) | 1,180,000 |
| Notes Payables - Related Party | | 2,863 | (26,601) |
| Net Cash provided by (used by) Financing Activities | $ | 1,299,963 $ | 1,153,399 |
| Net Cash increase (decrease) for period | | (82,803) | (137,100) |
| Cash at the beginning of period | | 394,114 | 531,214 |
| Cast at end of period | $ | 311,311 $ | 394,114 |

**Consolidated Statement of Changes in Shareholders' Equity (Deficit)**
**Unaudited**

| | Common A Shares | | Common B Shares | | Common C Shares | | Common A Shares | | Common Stock Subscription Receivable | APIC | SAFE | Accumulated Deficit | Total Shareholder Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | # of Shares | $ Amount | # of Shares | $ Amount | # of Shares | $ Amount | # of Shares | $ Amount | | | | | |
| Ending Balance 12/31/2022 | 9,050 $ | 10 | 1250 $ | 9 | - $ | - | 1,000,000 $ | - $ | (19) $ | 150,000 $ | 2,212,500 $ | (1,951,116) $ | 411,384 |
| Issuance of Common Stock | 625,000 | 53 | 32,483 | | 425,054 $ | 43 | | | | | | | 96 |
| Effect of 1:360.92377 stock split | 3,257,311 | | 449,904 | | | | | | | | | | - |
| Additional Paid in Capital | | | | | | | | | $ 3,509,513 | | | | 3,509,513 |
| SAFE | | | | | | | | | | | 550,000 | | 550,000 |
| SAFE Conversion | | | | | | | | | | | (2,762,500) | | (2,762,500) |
| Net Income (Loss) | | | | | | | | | | | | (1,279,761) | (1,279,761) |
| Ending Balance 12/31/2023 | 3,891,361 $ | 63 | 483,637 $ | 9 | 425,054 $ | 43 | 1,000,000 $ | - $ | (19) $ | 3,659,513 $ | - $ | (3,230,877) $ | 428,732 |

**Ecolution Power Company**
**Notes to the Audited Financial Statements**
**December 31st, 2022**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ecolution Power Company ("the Company") was formed in Delaware on June 9th, 2020. The Company plans to further develop, design, manufacture, and commercialize proprietary technology it licenses from Ecolution kWh, LLC ("the LLC"), a Limited Liability Company formed in Delaware on May 15th, 2020, for the purposes of enabling vehicles, rolling stock, and other transportation systems to convert mechanical energy into electric energy for use or storage in batteries. For that purpose, the LLC and the Company have entered into a certain Patent and Know-How License Agreement (please see "Basis of Consolidation" note for further information). The Company has developed and patented a technology referred to as the Module Active Response System ("MARS") technology. The MARS technology harvests kinetic energy from moving train cars and truck trailers, generating affordable clean electricity which is downloaded into a micro-grid at the train station, at buildings in the city, or placed directly into the central electric grid.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Basis of Consolidation

The Company analyzed its business relationship with the LLC under the guidance in ASC 810, "*Consolidation*", and has determined that the LLC is a variable interest entity (VIE) due to the fact that the Company is the primary beneficiary of the LLC's patents and trade secrets and is commonly controlled. As such, the consolidated financial statements include the financial results of the LLC.

In September 2020, the Company entered into a perpetual, irrevocable, world-wide, and exclusive license agreement with the LLC for its technology, which the Company may sublicense to other entities. The Company shall pay the LLC a non-refundable royalty of 3% of net sales of all licensed products and services. Furthermore, the Company shall pay the LLC an additional 3% of any and all sublicensing revenue generated by entities that were granted the right to sublicense all or any of the Company's licensed rights to the licensed products and services.

All significant intercompany accounts and transactions have been eliminated at consolidation. Amongst these transactions were the licensing fees incurred by the Company and paid to the LLC in the respective amount of $134,000 as of December 31, 2022.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. The Company had a consolidated cash balance of $394,114 as of December 31, 2022.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Prepaid Expenses

In 2022, the Company prepaid expenses to a vendor in the for engineering and proof of concept services and for several other expenses for which the service period are over a 12-month period. This balance is being decreased as services are provided and invoices submitted. The ending balance of this prepaid expense was $43,515 as of December 31, 2022.

Intangible Assets

The Company's intangible asset consists of a corporate website and is recorded at cost less accumulated amortization and impairment losses on a systematic basis over its life of 3 years. The ending balance of this asset was $10,005 as of December 31, 2022 which includes a cost basis of $12,800 and accumulated amortization of $10,445. The Company incurred an amortization expense for this asset in the amount of $4,267 during 2022.

Additionally, the Company follows the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the costs incurred in connection with the registration of patents. The Company capitalizes costs incurred in connection with the registration and defense of patents for intellectual property. This cost is capitalized and amortized only once the patent is granted and is amortized over the life of the patent. Management periodically reviews capitalized fees for any potential impairment. The Company currently has three patents that have been awarded across several countries consisting of the United States and China. During 2023, a fourth patent was granted in Russia. The life of those patents ranges from 10-20 years and the weighted average amortization period as of December 31, 2022 is 200 months. Management amortizes the costs of patents that are granted using a straight-line method. As of December 31, 2022, the Company has capitalized a total cost of $156,283 and has accumulated amortization totaling $1,382.

## Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

## General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

## Equity Based Compensation

In 2020, the Company authorized its Ecolution Power Company 2020 Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. Awards may be granted in the form of Stock Options, Restricted Stock Awards, or Restricted Stock Units ("the Awards). A total of 15% of shares of Class B Common Stock shall be available at all times for the grant of Awards under the Plan. In August and September of 2020, the Company granted a total of 65 shares of Class B Common Stock in the form of Restricted Stock Awards. These Awards were granted with par values of $0.0001 and fair market values of $0.01 per share for a total of $0.65. Of the total 65 Restricted Stock Awards, 5 have vested immediately at grant date, and 60 shall vest at a rate of three and one-third (3-1/3) upon the one-year anniversary of grant date, and then ratably over the next 24 months until fully vested.

In April 2022, the Board determined that it was in the best interests of the Corporation to affect a 1-for-10 stock split of its shares as discussed in detail in Note 6, below.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation subsequent to the 1 for 10 stock split:

|  | Nonvested Shares | Weighted Average Fair Value |
|---|---|---|
| Nonvested shares, January 1, 2021 | 310 | $ 0.001 |
| Granted | - | $ - |
| Vested | (190) | $ 0.001 |
| Forfeited | - | $ - |
| Nonvested shares, December 31, 2022 | 120 | $ 0.001 |

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Please see "Liabilities & Debt" note regarding loans payable to the Company's Chairman.

**NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

**NOTE 5 – LIABILITIES & DEBT**

*Future Equity Obligations - Simple Agreements for Future Equity (SAFE)*

During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. In some of the agreements, the investor has the right to future equity in the Company in the same class and series of shares issued in an equity financing event equal to the SAFE purchase price divided by the discount price. In other versions of the SAFE agreements that were issued, the investor will have the right to convert their investment into shares of voting stock, which will be Class A Common Stock. The discount price means the lowest price per share of the Stock sold during an equity financing event multiplied by 20%. Alternatively, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE purchase price, or (ii) the amount payable on the number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price during a qualified liquidity event at a 20% discount. The agreements are not subject to a valuation cap. Furthermore, the Company has granted certain SAFE investors the opportunity to subscribe for and purchase a limited number of shares of Class B Common Stock for a purchase price of $0.04 per share. These investors were required to pay the Company this subscription amount along with their original SAFE purchase price. In December 2021, one SAFE investor has subscribed to 19 shares of Class B Common Stock for a total purchase price of $0.76.

During 2022, the Company issued three additional SAFE agreements under the same terms as noted above for a total of $1,180,000, and granted those SAFE investors the opportunity to subscribe for and purchase a limited number of shares of Class B Common Stock for a purchase price of $0.04 per share. These investors were required to pay the Company this subscription amount along with their original SAFE purchase price. These SAFE investors subscribed to a total of 210 shares of Class B Common Stock for a total purchase price of $7.68.

*Note Payable to Chairman*

In June 2020, the Company's Board determined that it would be in the Company's best interest to borrow money from its Chairman up to $150,000. In 2020 and 2021, the Company entered into 3 promissory note agreements with the Chairman for a total principal amount of $101,562 with interest rates of 4% and maturity dates in December 2026.

These notes are not secured; however, they have a default rate equal to the interest rate plus 5%. The total ending principal balance of these notes was $71,562 with accrued interest totaling $9,139 as of December 31, 2022.

**Debt Principal Maturities 5 Years Subsequent to 2022**

| Year | Amount |
|------|--------|
| 2023 | - |
| 2024 | - |
| 2025 | - |
| 2026 | 71,562 |
| 2027 | - |
| Thereafter | - |

\*The SAFE agreements mature during a qualified equity financing or liquidity event which can occur in any year.

## NOTE 6 – EQUITY

The Company has authorized 1,000 shares of Class A Common Stock with a par value of $0.0001 per share. 905 shares were issued and outstanding as of 2020 and 2021.

The Company has authorized 1,000 shares of Class B Common Stock with a par value of $0.0001 per share. 9 and 10 shares were issued and outstanding as of 2020 and 2021, respectively.

Holders of Class A Common Stock shall be entitled to one vote per share, and holders of Class B Common Stock shall not be entitled to vote.

The LLC is authorized to issue Class A Common Shares, Class B Common Shares, and Preferred Shares. As of December 31, 2022, 1,000,000 Class A Common Shares were issued and outstanding.

Class A Common Shareholders shall be entitled to one vote per share, and Class B Common Shareholders shall not be entitled to vote. Both classes of shares shall be identical in all other respects. Any and all distributions shall be made at such times and in such amounts as determined by the Board of Members to the Shareholders on a pro rata basis in accordance with their shares. Right, obligations, preferences and limitations have not been established by the LLC.

In April 2022, the Board determined that it was in the best interests of the Corporation to effect a 1-for-10 stock split of its shares of Class A Common Stock (voting), par value $0.0001 per share ("Class A Common Stock"), and Class B Common Stock (non-voting), par value $0.0001 per share ("Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"), in the form of a 1,000% stock dividend (the "Stock Split"); in order to provide sufficient authorized and unissued shares of Common Stock to effect the Stock Split, the Board determined that it is in the best interests of the Corporation to amend the Certificate of Incorporation of the Corporation to increase the number of authorized shares of Class A Common Stock from 1,000 to 20,000 and the number of authorized shares of Class B Common Stock from 1,000 to 20,000.

Subsequent to the split, the Company had 9,050 shares of Class A Common Stock and 1,250 shares of Class B Common Stock issued and outstanding as of December 31, 2022.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 10, 2024, the date these financial statements were available to be issued.

In January of 2023, the Company was granted a national stage patent in Russia. This patent carries a useful life of 20 years.

As of April of 2023, the Company completed the Wabash trailer prototype in Greenville, SC, which is an important milestone in the Company's path to validate the power generation functionality of the MARS system in providing a path to efficiently store energy while in motion. The Company deemed this prototype to be successfully completed. In June of 2023, the Company received a letter of intent from Miller Electric Company in which the Company expressed its interest in co-funding a prototype with the Company for specific types of vehicles and subsequently purchasing those products, once successfully developed. A formal collaboration agreement has not been executed as of the date of these financial statements.

In July of 2023, the Board authorized and executed a written consent to create a non-voting Class C Common Stock and authorize 650,000 shares to become available for issuance. Further, it was authorized that the Company complete a stock split of 1 to 360.92397 of Class A Common Stock and Class B Common Stock. To provide sufficient authorized and unissued shares to affect this stock split, the Board has declared that it is in the Company's best interest to amend its Certificate of Incorporation to increase the number of authorized shares of Class A and Class B Common Stock to the respective amounts of 3,900,000 and 509,000 shares. Aligned with this proposed increase, the Board desires to ratify its Equity Incentive Plan to provide for 483,638 shares of Class B Common Stock to be readily available for the grant of awards (please see "Equity Based Compensation" note for further information).

In July of 2023, the Company issued an additional SAFE agreement under the same terms as those noted above for a total of $400,000 (please see "Note 5" for further information). Furthermore, this particular SAFE agreement provided the investor the opportunity to subscribe to 32,486 shares of Class B Common Stock at a price of $0.0001108 per share. This total subscription amount of $3.60 was paid along with the SAFE purchase price in July 2023.

## NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. During the next twelve months, the Company intends finance its operations with remaining funds as of December 31, 2022 and from a pre-series A $1.235M equity financing launch by July 31st, 2023. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

## CERTIFICATION

I, Johanne Gabriel Medina Then, Principal Executive Officer of Ecolution Power Company, hereby certify that the financial statements of Ecolution Power Company included in this Report are true and complete in all material respects.

*Johanne Gabriel Medina Then*

Chief Executive Officer